FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Guest, Robert E. Jr (Last) (First) (Middle) 150 North Meramec (Street) St. Louis, MO 63105 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 10/26/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 43-1706259
4. Issuer Name andTicker or Trading Symbol

Enterprise Financial Services Corp
EFSC

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)
   Other (specify below)

Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	3,020	D
Common Stock	24,120	I	by Spouse (1)
Common Stock	11,691	I	by Trust (2)
Common Stock	231,285	I	Henges Equity LP (3)
Common Stock	36,000	I	Jt/ with Spouse
Commont Stock	8,220	I	Spouse IRA

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Explanation of Responses:

(1)The reporting person disclaims beneficial ownership of these shares held by spouse as Trustee for daughter,12,060 shares and as Trustee for son, 12,060 shares.
(2) The reporting person disclaims beneficial ownership of 11,691 shares held in Trust by the following: 5,100 shares held in trust by father and mother in law for benefit of son; 5,241 shares held in trust by father and mother in law for benefit of daughter; and 1,350 held in parent's names in the Guest Family Trust.
(3) The reporting person disclaims beneficial ownership of these shares held by Spouse in the Henges Equity, LP. Spouse owns 1/3 interest in the Henges Equity LP.

By: /s/ Robert E. Guest, Jr. by Power of Attorney 11/15/02 ** Signature of Reporting Person Date SEC 2270 (07/02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.